Strathcona Resources Ltd.

421 – 7th Avenue S.W., Suite 1900

Calgary, Alberta

Canada T2P 4K9

October 15, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549

Re:	Strathcona Resources Ltd. Application for Withdrawal of Registration Statement on Form F-10 (File No. 333-287662)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Strathcona Resources Ltd. (the “Company”), hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form F-10 (File No. 333-287662), originally filed with the Commission on May 30, 2025, and as amended on June 4, 2025, August 7, 2025 and September 10, 2025, together with all exhibits thereto (collectively, the “Registration Statement”).

The Company originally filed the Registration Statement with the Commission in connection with the offer (the “Offer”) to purchase all of the issued and outstanding common shares (the “Common Shares”) of MEG Energy Corp. (“MEG”), other than any Common Shares owned directly or indirectly by the Company and its affiliates. On October [10], 2025, the Company announced that, as a result of the revised arrangement agreement entered into between MEG and Cenovus Energy Inc., it believes the conditions to the Offer are no longer capable of being satisfied and the Offer would be terminated. As a result, the Company requests that the Registration Statement be withdrawn.

The Registration Statement has not been declared effective by the Commission. No securities have been sold pursuant to the Registration Statement and all Common Shares deposited under the Offer will be promptly returned to MEG shareholders. Accordingly, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the

Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

Should you have any questions regarding this request, please do not hesitate to contact Christopher M. Barlow of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3972 or Ryan J. Dzierniejko of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3712.

STRATHCONA RESOURCES LTD.

By:	/s/Connor Waterous
Name:	Connor Waterous
Title:	Chief Financial Officer

cc:	Connor Waterous Strathcona Resources Ltd.

cc:	Christopher M. Barlow Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Ryan J. Dzierniejko Skadden, Arps, Slate, Meagher & Flom LLP